Filed Pursuant to Rule 424(b)(2)
Registration No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 7, 2013.

Pricing Supplement to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011 and the General Terms Supplement dated August 24, 2012 — No.

The Goldman Sachs Group, Inc. $ Variable Coupon Index-Linked Medium-Term Notes, Series D, due

The notes will not pay a fixed coupon and may pay only a minimum coupon on a coupon payment date.  On each annual coupon payment date, you will be paid a coupon of $2.50 (minimum coupon), $10.00, $20.00 or $60.00 (maximum coupon) per $1,000 face amount of your notes based on the performances of the Dow Jones Industrial AverageSM, the MSCI EASEA Index and the EURO STOXX 50® Index as measured from the trade date (expected to be January 29, 2013) to and including the corresponding coupon observation date (expected to be January 28, 2014, January 28, 2015, January 27, 2016, January 26, 2017, January 26, 2018, January 28, 2019 and January 28, 2020).

You will receive on each coupon payment date (expected to be the third business day after each coupon observation date), a coupon payment for each $1,000 face amount of your notes equal to:

•	if the closing levels of all of the indices on the corresponding coupon observation date are less than 100.00% of their respective initial index levels, $2.50;

•	if the closing level of only one of the three indices on the corresponding coupon observation date is greater than or equal to 100.00% of its initial index level, $10.00;

•	if the closing levels of only two of the three indices on the corresponding coupon observation date are greater than or equal to 100.00% of their respective initial index levels, $20.00; or

•	if the closing levels of all of the three indices on the corresponding coupon observation date are greater than or equal to 100.00% of their respective initial index levels, $60.00.

On the stated maturity date (expected to be January 31, 2020), in addition to the final coupon, for each $1,000 face amount of your notes you will receive an amount in cash equal to $1,000.

You will receive less than the maximum coupon unless all three indices have increased from or remained equal to their respective initial index levels on the relevant  coupon observation date. You may receive only the minimum coupon on each coupon payment date.  The coupon for your notes is measured from the trade date to each  applicable coupon observation date and, therefore, an increase from one coupon observation date to the next coupon observation date has no bearing on the coupon payment.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-8.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided  herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $     per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $       per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through August    , 2013.

Original issue date:	expected to be January 31, 2013	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement dated         , 2013.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”.  Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.  This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.

Underliers:	the Dow Jones Industrial AverageSM (Bloomberg symbol, “INDU Index”); the MSCI EASEA Index (Bloomberg symbol, “MXEAJ Index”); and the EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”)

Specified currency:	U.S. dollars (“$”)

Face amount:

each note will have a face amount of $1,000; $           in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-10 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:

We intend to treat your notes as variable rate debt instruments for U.S. federal income tax purposes. Under this characterization, it is the opinion of Sidley Austin LLP that you should include the coupon payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes. In addition, any gain or loss you recognize upon the sale or maturity of your notes should be capital gain or loss except to the extent of any amount attributable to any accrued but unpaid coupon payments on your notes. Further, Foreign Account Tax Compliance Act withholding may apply to payments on your notes as described under “Supplemental Discussion of Federal Income Tax Consequences — Foreign Account Tax Compliance Act Withholding (FATCA)” herein.

Cash settlement amount (on the stated maturity date):	for each $1,000 face amount of your notes, we will pay you on the stated maturity date (in addition to the final coupon) an amount in cash equal to $1,000

Coupon:	on each coupon payment date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to:

• if the closing levels of all of the underliers on the corresponding coupon observation date are less than 100.00% of their respective initial underlier levels, $2.50;

• if the closing level of only one of the three underliers on the corresponding coupon observation date is greater than or equal to 100.00% of its initial underlier level, $10.00;

• if the closing levels of only two of the three underliers on the corresponding coupon observation date are greater than or equal to 100.00% of their respective initial underlier levels, $20.00; or

• if the closing levels of all of the three underliers on the corresponding coupon observation date are greater than or equal to 100.00% of their respective initial underlier levels, $60.00.

Coupon observation dates (to be set on the trade date):

expected to be January 28, 2014, January 28, 2015, January 27, 2016, January 26, 2017, January 26, 2018, January 28, 2019 and January 28, 2020, unless the calculation agent determines that a market disruption event with respect to any underlier occurs or is continuing on such day or such day is not a trading day with respect to any underlier. In that event, such coupon observation date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing for each underlier; provided, however, a coupon observation date will not be postponed to a date later than the corresponding originally scheduled coupon payment date or, if the corresponding originally scheduled stated coupon payment date is not a business day, later than the first business day after the originally scheduled coupon payment date. If a market disruption event occurs or is continuing on the day that is the last possible coupon observation date applicable to the relevant coupon payment date or such last possible day is not a trading day, that day will nevertheless be the coupon observation date applicable to the relevant coupon payment date.

Coupon payment dates (to be set on the trade date):

expected to be the third business day after each coupon observation date to and including the stated maturity date, subject to adjustment as described under “Specific Terms of Your Notes —Coupon Payment Dates” on page S-19 of the accompanying general terms supplement

Regular record dates:	the scheduled business day immediately preceding the day on which payment is to be made (as such payment date may be adjusted)

Initial underlier level:	with respect to each underlier, expected to equal the closing level of such underlier on the trade date

Trade date:	expected to be January 29, 2013

Original issue date (settlement date) (to be set on the trade date):	expected to be January 31, 2013

Stated maturity date (to be set on the trade date):

expected to be January 31, 2020, unless that date is not a business day, in which case the stated maturity date will be postponed to the next following business day. The stated maturity date will also be postponed if the final coupon observation date is postponed as described under “— Coupon observation dates” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled final coupon observation date to and including the actual final coupon observation date.

No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement

Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-25 of the accompanying general terms supplement

Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Calculation agent:	Goldman, Sachs & Co.

CUSIP no.:	38141GLN2

ISIN no.:	US38141GLN24

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following tables are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels of the underliers on the applicable coupon observation date could have on the related coupon payment date assuming all other variables remain constant.

The examples below are based on a range of closing levels of the underliers that are entirely hypothetical; no one can predict what the closing level of each underlier will be on any day throughout the life of your notes, and no one can predict what the closing level of each underlier will be on any coupon observation date. The underliers have been highly volatile in the past — meaning that the levels of the underliers have changed considerably in relatively short periods — and the performance of the underliers cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the tables below such as interest rates, the volatility of the underliers and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be  less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-8 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Neither a market disruption event nor a non-trading day occurs on the originally scheduled coupon observation date or during the measurement period
No change in or affecting any of the underlier stocks or the method by which any underlier sponsor calculates the applicable underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier levels that will serve as the baseline for determining the amount we will pay on your notes on the coupon payment dates.  We will not do so until the trade date.  As a result, the initial underlier levels may differ substantially from levels of the underliers prior to the trade date.

For these reasons, the actual performance of the underliers over the life of your notes, particularly on each of the coupon observation dates, may bear little relation to the hypothetical examples shown below or to the historical levels of the underliers shown elsewhere in this pricing supplement.  For information about the historical levels of the underliers during recent periods, see “The Underliers — Historical High, Low and Closing Levels of the Underliers” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underliers or the applicable underlier stocks.

The tables below show hypothetical performances of each underlier, as well as the hypothetical coupons that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the closing levels on the applicable coupon observation date were any of the hypothetical levels shown.

In Scenario 1, the hypothetical closing level of each underlier on the coupon observation date is less than 100.00% of its initial underlier level. As a result, the hypothetical coupon in Scenario 1 is the minimum coupon of $2.50.

In Scenarios 2, 3 and 4, the hypothetical closing level of one of the underliers on the coupon observation date is significantly greater than 100.00% of its initial underlier level and the hypothetical closing levels of the remaining two underliers are less than 100.00% of their respective initial underlier levels.  As a result, the hypothetical coupon in Scenarios 2, 3 and 4 is $10.00.

In Scenario 5, the hypothetical closing levels of all of the underliers on the coupon observation date are slightly less than 100.00% of their respective initial underlier levels. As a result, the hypothetical coupon in Scenario 5 is the minimum coupon of $2.50.

In Scenario 6, the hypothetical closing levels of two of the underliers on the coupon observation date are greater than 100.00% of their respective initial underlier levels and the hypothetical closing level of the remaining underlier on the coupon observation date is less than 100.00% of its initial underlier level.  As a result, the hypothetical coupon in Scenario 6 is $20.00.

In Scenario 7, the hypothetical closing levels of all of the underliers on the coupon observation date are greater than 100.00% of their respective initial underlier levels. As a result, the hypothetical coupon in Scenario 7 is $60.00.

	Scenario 1		Scenario 2		Scenario 3
	Hypothetical Initial Underlier Level	Hypothetical Closing Level on the Coupon Observation Date	Hypothetical Initial Underlier Level	Hypothetical Closing Level on the Coupon Observation Date	Hypothetical Initial Underlier Level	Hypothetical Closing Level on the Coupon Observation Date
Dow Jones Industrial AverageSM	13,400	13,300	13,400	13,300	13,400	14,000
MSCI EASEA Index	1,300	1,000	1,300	2,300	1,300	1,299
EURO STOXX 50® Index	3,000	2,000	3,000	2,500	3,000	2,999
Number of Underliers with Hypothetical Closing Levels that are Greater than or Equal to their respective Hypothetical Initial Underlier Levels	0		1		1
Hypothetical Coupon	$2.50		$10.00		$10.00

	Scenario 4		Scenario 5		Scenario 6
	Hypothetical Initial Underlier Level	Hypothetical Closing Level on the Coupon Observation Date	Hypothetical Initial Underlier Level	Hypothetical Closing Level on the Coupon Observation Date	Hypothetical Initial Underlier Level	Hypothetical Closing Level on the Coupon Observation Date
Dow Jones Industrial AverageSM	13,400	13,300	13,400	13,399	13,400	13,500
MSCI EASEA Index	1,300	1,000	1,300	1,299	1,300	1,400
EURO STOXX 50® Index	3,000	4,000	3,000	2,999	3,000	2,900
Number of Underliers with Hypothetical Closing Levels that are Greater than or Equal to their respective Hypothetical Initial Underlier Levels	1		0		2
Hypothetical Coupon	$10.00		$2.50		$20.00

	Scenario 7
	Hypothetical Initial Underlier Level	Hypothetical Closing Level on the Coupon Observation Date
Dow Jones Industrial AverageSM	13,400	13,410
MSCI EASEA Index	1,300	1,400
EURO STOXX 50® Index	3,000	3,100
Number of Underliers with Hypothetical Closing Levels that are Greater than or Equal to their respective Hypothetical Initial Underlier Levels	3
Hypothetical Coupon	$60.00

The coupons shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the applicable coupon observation date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical coupons shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the hypothetical coupons in the above examples.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual closing levels of the underliers or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier levels and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive on any coupon payment date and the rate of return on the offered notes will depend on the actual initial underlier levels that we will set on the trade date and the actual closing levels of each underlier on each coupon observation date determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes on any coupon observation date may be very different from the information reflected in the tables.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, and the accompanying general terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the date hereof through the applicable date on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “—The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based, in part, on the performance of the underliers, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program —  How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Receive Only the Minimum Coupon on Each Coupon Payment Date

If the closing level of all of the underliers on a coupon observation date are less than their respective initial underlier levels, you will receive a coupon payment equal to $2.50 for each $1,000 face amount of your notes on the corresponding coupon payment date.  If this occurs on each coupon observation date, the overall return you earn on your notes may be less than you would have earned by investing in a note that bears interest at the prevailing market rate.

The Amount Payable on Your Notes Is Not Linked to the Levels of the Underliers at Any Time Other Than the Coupon Observation Dates

Each coupon will be based on the closing levels of the underliers on the applicable coupon observation date, relative to the respective initial levels of the underliers.  Therefore, if the closing levels of the underliers dropped below their respective initial underlier levels on the applicable coupon observation date, the coupon for your notes may be less than it would have been had the coupon been determined on an alternative day.  Additionally, the coupon for your notes may be less than it would have been had the performance of each underlier been measured based on levels other than the initial underlier level compared to the closing level on the applicable coupon observation date.  For example, an increase from one coupon observation date to the next coupon observation date has no bearing on the coupon payment.  Although the actual closing levels of the underliers on a coupon payment date or at other times during the life of your notes may be higher than the closing levels on the applicable coupon observation date, you will not benefit from the closing levels of the underliers at any time other than on the applicable coupon observation date.

The Potential for Coupon Payments on Your Notes Will Be Limited

The notes will not pay a fixed coupon and may pay only a minimum coupon on a coupon payment date.  Your ability to participate in any change in the value of the underliers over the life of your notes will be limited.  The method used to calculate the annual coupon will limit the amount you may receive for each of your notes on a coupon payment date, no matter how much the level of each underlier may rise beyond its initial underlier level on each coupon observation date.  This is because each coupon will be determined, in part, based on whether the closing levels of the underliers are greater than or equal to their respective initial underlier levels on the coupon observation date. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underliers.

A Decline in the Closing Level of Any One Underlier on a Coupon Observation Date Relative to its Initial Underlier Level Will Reduce Your Coupon Payment Even if the Closing Levels of the Other Underliers Have Increased Relative to Their Respective Initial Underlier Levels on Such Date

A decline in the closing level of any one underlier on a coupon observation date relative to its initial underlier level will reduce the coupon payment on your notes even if the closing levels of the other underliers have increased relative to their respective initial underlier levels on such coupon observation date. You will receive less than the maximum coupon unless all three underliers have increased from or remained equal to their respective initial underlier levels on the relevant coupon observation date. The method used to calculate the annual coupon reflects the number of increases and/or decreases in the closing levels of the underliers on a coupon observation date relative to the respective initial underlier levels.  The decline in the closing level of an underlier on a coupon observation date relative to its initial underlier level cannot be offset by the increase of another underlier on such observation date.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks of each underlier.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks of each underlier or any other rights with respect to the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

Neither the coupon payments nor the cash settlement amount will be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                  the level of the underliers;

•                  the volatility — i.e., the frequency and magnitude of changes — in the level of the underliers;

•                  the dividend rates of the stocks underlying the underliers;

•                  economic, financial, legislative regulatory and political, military or other events that affect the stock markets generally and the stocks underlying the underliers, and which may affect the levels of the underliers;

•                  other interest rates and yield rates in the market;

•                  the time remaining until your notes mature; and

•                  our creditworthiness, whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future levels of the underliers based on their historical fluctuations. The actual levels of the underliers over the life of the notes may bear little or no relation to the historical closing levels of the underliers or to the hypothetical examples shown elsewhere in this pricing supplement.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underliers. Changes in the levels of the underliers may not result in a comparable change in the market value of your notes.  This is because each coupon will be determined, in part, based on whether the closing levels of the underliers are greater than 100.00% of their respective initial underlier levels on the coupon observation dates. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the MSCI EASEA Index and the EURO STOXX 50® Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Tax Treatment of Your Notes is Uncertain.  However, it Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes

The tax treatment of your notes is uncertain.  However, it would be reasonable to treat your notes as variable rate debt instruments for U.S. federal income tax purposes and the issuer intends to so treat the notes.  Under those rules, you generally will be required to account for interest on the notes in the manner described under “Supplemental Discussion of Federal Income Tax Consequences” below.  If you are a secondary purchaser of the notes, the tax consequences to you may be different.  Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion.  Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Your notes could be subject to a U.S. withholding tax of 30% under a law (commonly known as “FATCA”) that was enacted in 2010. This tax could apply if you or any non-U.S. person or entity that receives a payment on your behalf (including a paying/fiscal agent, clearing system, bank, custodian, broker or other payee, at any point in the series of payments made on your notes) do not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA.  The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon maturity, redemption, or sale of certain securities.

You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA. You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements. This might be the case even if you would not otherwise have been directly subject to withholding. Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

Current published U.S. Department of the Treasury guidance (which could change in the future) states that if a note is subject to FATCA withholding, the withholding tax described above will apply to interest and other periodic payments made on or after January 1, 2014, and to payments from the maturity, redemption or sale of certain notes made on or after January 1, 2017. A senior official of the U.S. Department of the Treasury has commented publicly in December 2012 that FATCA withholding will generally not apply to notes that are issued prior to January 1, 2014, although this statement is not yet reflected in published U.S. Treasury guidance.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes. Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, the refund application process has not yet been finalized, so even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome. For more information, see “Supplemental Discussion of Federal Income Tax Consequences — Foreign Account Tax Compliance Act Withholding (FATCA)” herein.

In addition, your notes may also be subject to other U.S. withholding tax as described in “Supplemental Discussion of Federal Income Tax Consequences” on page PS-26.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the underliers on or before the trade date.  In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into in connection with the offered notes and perhaps in connection with other underlier-linked notes we issue, some of which may have returns linked to the underliers or the underlier stocks.  Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•                                          expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the underliers or some or all of the underlier stocks,

•                                          may take or dispose of positions in the securities of the underlier stock issuers themselves,

•                                          may take or dispose of positions in listed or over-the-counter options or other instruments based on underliers designed to track the performance of the stock exchanges or other components of the equity markets, and/or

•                                          may take short positions in the underlier stocks or other securities of the kind described above— i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the underliers or the underlier stocks. We expect these steps to involve sales of instruments linked to the underliers on or shortly before the final coupon observation date. These steps may also involve sales and/or purchases of some or all of the underlier stocks, or listed or over-the-counter options, futures or other instruments linked to the underlier, some or all of the underlier stocks or indices designed to track the performance designed to track the performance of the U.S., European, Asian or other stock exchanges or other components of the U.S., European, Asian or other equity markets or other components of such markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

THE UNDERLIERS

The Dow Jones Industrial AverageSM

The Dow Jones Industrial AverageSM, which we refer to as the DJIA, is a price-weighted index composed of 30 common stocks selected at the discretion of an Averages Committee comprised of the Managing Editor of The Wall Street Journal (the “WSJ”), the head of Dow Jones Indexes research and the head of CME Group research. The Averages Committee was created in March 2010, when Dow Jones Indexes became part of CME Group Index Services, LLC, a joint venture company owned 90% by CME Group Inc. and 10% by Dow Jones & Company, Inc, which we refer to as Dow Jones. Dow Jones publishes The Wall Street Journal. The Averages Committee selects the index components as the largest and leading stocks of the sectors that are representative of the U.S. equity market. The index does not include producers of goods and services in the transportation and utilities industries. The DJIA is reported by Bloomberg under the ticker symbol “INDU <Index>“. Dow Jones is under no obligation to continue to publish the DJIA and may discontinue publication of the DJIA at any time.

The top ten constituent stocks of the DJIA as of December 26, 2012, by weight, are: International Business Machines Corporation (IBM) (11.24%), Chevron Corporation (6.35%), 3M Company (5.45%), McDonald´s Corporation (5.20%), Caterpillar Inc. (5.13%), Exxon Mobil Corporation (5.10%), United Technologies Corporation (4.81%), The Boeing Company (4.45%), The Travelers Companies, Inc. (4.23%) and Johnson & Johnson (4.11%). The 30 common stocks included in the DJIA include nine sectors based on the ten industries defined by the Industry Classification Benchmark. As of December 26, 2012, the Industry Classification Benchmark sectors include (with the number of percentage currently included in such sectors indicated in parentheses): Basic Materials (3.15%), Consumer Goods (6.11%), Consumer Services (15.68%), Financials (10.83%), Health Care (11.18%), Industrials (21.06%), Oil & Gas (11.45%), Technology (16.02%) and Telecommunications (4.52%).  Constituent weightings and sector allocations may be found at http://www.djindexes.com/mdsidx/downloads/ fact_info/Dow_Jones_Industrial_Average_Fact_Sheet.pdf under “Top Components” and “Sector Allocation,” respectively. Sector designations are determined by the index sponsor, or by the sponsor of the classification system, using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The above information supplements the description of the underlier found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — The Dow Jones Industrial AverageSM” on page S-68 of the accompanying general terms supplement.

S&P is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones®, DJIA®, The Dow® and Dow Jones Industrial AverageSM are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”).  The trademarks have been licensed to S&P Dow Jones Indices LLC and its affiliates and have been sublicensed for certain purposes by The Goldman Sachs Group, Inc.  The “Dow Jones Industrial AverageSM” is a product of S&P Dow Jones Indices LLC and/or its affiliates, and has been licensed for use by The Goldman Sachs Group, Inc.  The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the notes or any members of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Dow Jones Industrial AverageSM to track general market performance.

The MSCI EASEA Index

The MSCI EASEA Index, is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

The MSCI EASEA Index is a free float adjusted market capitalization index, and is part of the MSCI Global Investable Market Indices, the methodology of which is described below. The index is considered a “standard” index, which means it consists of all eligible large capitalization and mid-capitalization stocks, as determined by MSCI, in the relevant market.  Additional information about the MSCI Global Investable Market Indices is available on the following website: http://www.mscibarra.com/products/indices/international_equity_indices/gimi/.  Daily closing price information for the MSCI EASEA Index is available on the following website: http://www.mscibarra.com/products/indices/international_equity_indices/performance.html.  We are not incorporating by reference the website or any material it includes in this pricing supplement.

The MSCI EASEA Index is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and in Europe and Asia (excluding Japan), which are, as of the date of this pricing supplement, Austria, Australia, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy,  the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The constituent stocks of the MSCI EASEA Index are derived from the constituent stocks in the 21 MSCI standard single country indices for the developed market countries listed above. The end-of-day total return net U.S. dollar value for the MSCI EASEA Index is reported by Bloomberg under the ticker symbol “MXEAJ.”

MSCI EASEA Index

Index Stock Weighting by Country

as of January 4, 2013

Country:	Percentage (%)*
Australia	11.19%
Austria	0.37%
Belgium	1.44%
Denmark	1.45%
Finland	1.01%
France	11.91%
Germany	10.89%
Greece	0.07%
Hong Kong	3.96%
Ireland	0.33%
Israel	0.66%
Italy	2.86%
Netherlands	3.11%
New Zealand	0.15%
Norway	1.15%
Portugal	0.23%
Singapore	2.31%
Spain	3.78%
Sweden	3.95%
Switzerland	10.91%
United Kingdom	28.25%

*Information provided by MSCI. Percentages may not sum to 100% due to rounding.

MSCI divides the companies included in the MSCI EASEA Index into ten Global Industry Classification Sectors: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities.

MSCI EASEA Index

Index Stock Weighting by Sector

as of January 4, 2013

Percentage (%)*
Consumer Discretionary	8.34%

Consumer Staples	12.87%
Energy	9.28%
Financials	25.98%
Health Care	10.60%
Industrials	10.66%
Information Technology	2.59%
Materials	10.59%
Telecommunication Services	5.04%
Utilities	4.06%

*Information provided by MSCI.  Percentages may not sum to 100% due to rounding.

**Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Construction of the MSCI EASEA Index

MSCI undertakes an index construction process, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying index continuity rules; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard.  The MSCI EASEA Index is a developed market index.  In addition, the MSCI EASEA Index is a standard index, meaning that only securities that would qualify for inclusion in a large cap index or a mid cap index will be included as described below.

Defining the Equity Universe

(i)                                     Identifying Eligible Equity Securities: The equity universe initially looks at securities listed in any of the countries in the MSCI global index series, which will be classified as either “developed markets” or “emerging markets”. All listed equity securities, including real estate investment trusts and certain income trusts in Canada are eligible for inclusion in the equity universe.  Conversely, mutual funds (other than business development companies in the U.S.), exchange-trade funds, equity derivatives, limited partnerships, and most investment trusts are not eligible for inclusion in the equity universe.

(ii)                                  Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is generally equivalent to a single country.  The global investable equity universe is the aggregation of all market investable equity universes.  The investability screens used to determine the investable equity universe in each market are:

(i)                                     Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum market capitalization.  The equity universe minimum size requirement applies to companies in all markets and is derived as follows:

•                  First, the companies in the developed market equity universe are sorted in descending order of market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the developed market equity universe is calculated for each company. Each company’s free float-adjusted market capitalization is represented by the aggregation of the free float-adjusted market capitalization of the securities of that company in the equity universe.

•                  Second, when the cumulative free float-adjusted market capitalization coverage of 99% of the sorted equity universe is achieved, by adding each company’s free float-adjusted market capitalization in descending order, the company that reaches the 99% threshold defines the equity universe minimum size requirement.

•                  The rank of this company by descending order of full market capitalization within the developed market equity universe is noted, and will be used in determining the equity universe minimum size requirement at the next rebalance.

As of November 2012, the equity universe minimum size requirement was set at US$150,000,000. Companies with a full market capitalization below this level are not included in any market investable equity universe. The equity universe minimum size requirement is reviewed and, if necessary, revised at each semi-annual index review, described below.

(ii)                                              Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

(iii)                                           Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity as measured by its twelve-month and three-month annualized traded value ratio.  This measure attempts to screen out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities. In the calculation of a security’s annualized traded value ratio, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of the 3-month annualized traded value ratio and 90% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 20% of the 12-month annualized traded value ratio, are required for inclusion of a security in a market investable equity universe of a developed market.

Due to liquidity concerns relating to securities trading at very high stock prices, a security that is currently not a constituent of a MSCI Global Investable Markets Index that is trading at a stock price above US$10,000 will fail the liquidity screening and will not be included in any market investable equity universe.

(iv)                                          Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of less than 0.15 will not be eligible for inclusion in the MSCI EASEA Index.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

(v)                                             Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large initial public offerings are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and a standard index, such as the MSCI EASEA Index, outside of a quarterly or semi-annual index review.

(vi)                                          Minimum Foreign Room Requirement: This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Defining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices:

•                  Investable Market Index (Large Cap + Mid Cap + Small Cap)

•                  Standard Index (Large Cap + Mid Cap)

•                  Large Cap Index

•                  Mid Cap Index

•                  Small Cap Index

Creating the size segment indices in each market involves the following steps: (i) defining the market coverage target range for each size segment; (ii) determining the global minimum size range for each size segment; (iii) determining the market size segment cutoffs and associated segment number of companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements.  For developed market indices, the market coverage for a standard index is 85%. As of October 2012, the global minimum size range for a developed market standard index is a full market capitalization of USD 1.81 billion to USD 4.17 billion.

Index Continuity Rules for Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a developed market standard index, and involves the following steps:

•                  If after the application of the index construction methodology, a developed market standard index contains fewer than five securities, then the largest securities by free float-adjusted market capitalization are added to the index in order to reach the minimum number of required constituents.

•                  At subsequent index reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into value or growth segments. The classification of a security into the value or growth segment is used by MSCI to construct additional indices.

Classifying Securities under the Global Industry Classification Standard

All securities in the global investable equity universe are assigned to the industry that best describes their business activities. The GICS classification of each security is used by MSCI to construct additional indices.

Calculation Methodology for the MSCI EASEA Index

The performance of the MSCI EASEA Index is a free float weighted average of the U.S. dollar values of its component securities.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange or exchanges in each market. In the event of a market disruption resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation.  Closing prices are converted into U.S. dollars, as applicable, using the closing exchange rates calculated by WM/Reuters at 4:00 P.M. London Time.  The MSCI EASEA Index was launched on December 31, 1969, at an initial value of 100.

Daily Total Return Methodology

The MSCI EASEA Index is a net daily total return index. A daily total return index measures the market performance, including price performance and income from regular cash distributions, while a net daily total return index measures the price performance and income from dividends, net of certain withholding taxes. MSCI calculates withholding taxes using the highest applicable withholding tax rate applicable to institutional investors.  This net income is reinvested in the index and thus makes up part of the total index performance.  MSCI’s net daily total return methodology reinvests cash dividends in indices the day the security is quoted ex-dividend, or on the ex date. Certain dividends, including regular cash dividends and optional dividends, are reinvested in the index if, a day prior to the ex-date, the dividend impact on price is less than 5%. If the impact is 5% or more, the dividend will be reflected in the index through a price adjustment. A specific price adjustment is always applied for stock dividends at no cost to the shareholders, a return of capital or a dividend paid in the shares of another company. Cash payments related to corporate events, such as mergers and acquisitions, are considered on a case-by-case basis.

Maintenance of the MSCI EASEA Index

In order to maintain the representativeness of the MSCI EASEA Index, structural changes to the MSCI EASEA Index as a whole may be made by adding or deleting component securities. Currently, such changes in the MSCI EASEA Index may generally only be made on four dates throughout the year: after the close of the last business day of each February, May, August and November.

Each country index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining each component country index, emphasis is also placed on its continuity, replicability and on minimizing turnover.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event related changes, such as mergers and acquisitions, which are generally implemented in the country indices in which they occur. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of semi-annual index reviews that systematically re-assess the various dimensions of the equity universe for all countries simultaneously and are conducted on a fixed semi-annual timetable.

Ongoing event-related changes to the country indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, stock bonus issues, public placements and other similar corporate actions that take place on a continuing basis.  MSCI will remove from the index as soon as practicable securities of companies that file for bankruptcy or other protection from their creditors, that are suspended and for which a return to normal business activity and trading is unlikely in the near future, that fail stock exchange listing requirements with a delisting announcement.  Securities may also be considered for early deletion in other significant cases, such as decreases in free float and foreign ownership limits, or when a constituent company acquires or merges with a non-constituent company or spins-off another company.  In practice, when a constituent company is involved in a corporate event which decreases by more than 33% the company’s full market capitalization or decreases its foreign inclusion factor to below 0.15, the securities of the constituent company are considered for early deletion from the indices simultaneously with the event. Share conversions may also give rise to an early deletion.  All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

MSCI’s quarterly index review process is designed to ensure that the country indices continue to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in each index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from a country index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; primary and secondary offerings of less than 5% of the company’s outstanding shares; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa, and/or updates to the number of shares outstanding; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature. Changes in the number of shares are generally small and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments or share buybacks. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.  MSCI has noted that consistency is a factor in maintaining each component country index.

MSCI’s semi-annual index review is designed to systematically reassess the component securities of the index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the index is recalculated, which is based on the market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the index. The following index maintenance activities, among others, are undertaken during each semi-annual index review: the component securities are updated by identifying new equity securities that were not part of the index at the time of the previous quarterly index review; the minimum size requirement for the index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the index may be removed; and changes in “foreign inclusion factors” are implemented. During a semi-annual index review, component securities may be added or deleted from a country index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November.

Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

License Agreement between MSCI Inc. and The Goldman Sachs Group, Inc.

The Goldman Sachs Group, Inc. (“GS Group”) will enter into a non-exclusive license agreement with MSCI, in exchange for a fee, whereby GS Group will be permitted to use the MSCI Indices in connection with the offer and sale of notes.  GS Group is not affiliated with MSCI and the only relationship between

MSCI and GS Group is the licensing of the use of the MSCI Indices and trademarks relating to the MSCI Indices.

The MSCI indices are the exclusive property of MSCI.  MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by GS Group.  Notes referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.  No purchaser, seller or holder of notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote notes without first contacting MSCI to determine whether MSCI’s permission is required.  Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI INC. OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX.  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY GS GROUP.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO NOTES OR THE ISSUER OR OWNER OF NOTES.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH NOTES ARE REDEEMABLE FOR CASH.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF NOTES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GS GROUP, ITS CUSTOMERS OR COUNTERPARTIES, ISSUERS OF NOTES, OWNERS OF NOTES OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE.  NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS

AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The EURO STOXX 50® Index

The EURO STOXX 50® Index is a capitalization-weighted index of 50 European blue-chip stocks and was created by STOXX Limited, a joint venture among Deutsche Boerse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the EURO STOXX 50® Index is disseminated on, and additional information about the index is published on, the STOXX Limited website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement. STOXX Limited is under no obligation to continue to publish the EURO STOXX 50® Index and may discontinue publication of the EURO STOXX 50® Index at any time.

The top ten constituent stocks of the EURO STOXX 50 Index as of December 20, 2012, by weight, are: Sanofi (5.49%), Total S.A. (5.48%), Siemens AG (4.37%), BASF SE (4.21%), Bayer AG (3.79%), Banco Santander S.A. (3.02%), SAP AG (3.58%), Anheuser-Busch InBev N.V. (3.16%), ENI S.p.A. (3.13%) and BNP Paribas S.A. (3.02%); constituent weights may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

As of December 20, 2012, the seventeen industry sectors which comprise the EURO STOXX 50 Index represent the following weights in the index: Automobiles & Parts (5.61%), Banks (15.03%), Basic Resources (0.77%), Chemicals (9.87%), Construction & Materials (2.77%), Food & Beverage (7.99%), Health Care (6.51%), Industrial Goods & Services (7.50%), Insurance (8.91%), Media (1.39%), Oil & Gas (9.42%), Personal & Household Goods (3.95%), Real Estate (1.06%), Retail (2.17%), Technology (5.43%), Telecommunications (5.21%) and Utilities (6.41%); industry weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of December 20, 2012, the nine countries which comprise the EURO STOXX 50 Index represent the following weights in the index: Belgium (3.16%), Finland (0.75%), France (35.25%), Germany (32.36%), Ireland (0.70%), Italy (8.03%), Luxembourg (0.77%), Netherlands (6.97%) and Spain (12.01%); country weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

The above information supplements the description of the EURO STOXX 50® Index found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the EURO STOXX 50® Index, the index sponsor and license agreement between the index sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-58 of the accompanying general terms supplement.

The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors”), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

Historical High, Low and Closing Levels of the Underliers

The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing levels of the underliers during any period shown below is not an indication that the underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underliers.  Neither we nor any of our affiliates make any representation to you as to the performance of the underliers.  The actual performance of the underliers over the life of the offered notes, as well as the amount payable on any coupon payment date, may bear little relation to the historical levels shown below.

The tables below show the high, low and final closing levels of the underliers for each of the four calendar quarters in 2010, 2011, 2012 and the first calendar quarter of 2013 (through January 7, 2013). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Dow Jones Industrial AverageSM

	High	Low	Close
2010
Quarter ended March 31	10,907.42	9,908.39	10,856.63
Quarter ended June 30	11,205.03	9,774.02	9,774.02
Quarter ended September 30	10,860.26	9,686.48	10,788.05
Quarter ended December 31	11,585.38	10,751.27	11,577.51
2011
Quarter ended March 31	12,391.25	11,613.30	12,319.73
Quarter ended June 30	12,810.54	11,897.27	12,414.34
Quarter ended September 30	12,724.41	10,719.94	10,913.38
Quarter ended December 31	12,294.00	10,655.30	12,217.56
2012
Quarter ended March 31	13,252.76	12,359.92	13,212.04
Quarter ended June 30	13,279.32	12,101.46	12,880.09
Quarter ended September 30	13,596.93	12,573.27	13,437.13
Quarter ended December 31	13,412.55	13,412.55	13,412.55
2013
Quarter ending March 31 (through January 7, 2013)	13,435.21	13,384.29	13,384.29

Quarterly High, Low and Closing Levels of the MSCI EASEA Index

	High	Low	Close
2010
Quarter ended March 31	1,366.08	1,176.97	1,299.36
Quarter ended June 30	1,346.10	1,038.43	1,087.75
Quarter ended September 30	1,299.17	1,076.81	1,295.28
Quarter ended December 31	1,405.77	1,253.69	1,356.03
2011
Quarter ended March 31	1,440.95	1,323.81	1,425.16
Quarter ended June 30	1,530.00	1,355.95	1,430.76
Quarter ended September 30	1,440.23	1,064.97	1,106.31
Quarter ended December 31	1,290.25	1,049.70	1,160.84
2012
Quarter ended March 31	1,307.87	1,152.36	1,276.05
Quarter ended June 30	1,291.10	1,068.48	1,165.86
Quarter ended September 30	1,317.63	1,122.69	1,263.30
Quarter ended December 31	1,357.90	1,224.55	1,342.88
2013
Quarter ending March 31 (through January 7, 2013)	1,374.53	1,367.58	1,367.58

Quarterly High, Low and Closing Levels of the EURO STOXX 50® Index

	High	Low	Close
2010
Quarter ended March 31	3,017.85	2,631.64	2,931.16
Quarter ended June 30	3,012.65	2,488.50	2,573.32
Quarter ended September 30	2,827.27	2,507.83	2,747.90
Quarter ended December 31	2,890.64	2,650.99	2,792.82
2011
Quarter ended March 31	3,068.00	2,721.24	2,910.91
Quarter ended June 30	3,011.25	2,715.88	2,848.53
Quarter ended September 30	2,875.67	1,995.01	2,179.66
Quarter ended December 31	2,476.92	2,090.25	2,316.55
2012
Quarter ended March 31	2,608.42	2,286.45	2,477.28
Quarter ended June 30	2,501.18	2,068.66	2,264.72
Quarter ended September 30	2,594.56	2,151.54	2,454.26
Quarter ended December 31	2,659.95	2,427.32	2,635.93
2013
Quarter ending March 31 (through January 7, 2013)	2,711.25	2,695.56	2,695.56

Historical Coupon Payments

The following table presents the number of underliers with hypothetical closing levels that were greater than or equal to their hypothetical initial underlier levels and corresponding annual coupons (expressed as a percentage) for the past seven years.  This data assumes that the notes were traded on January 4, 2006 and use initial underlier levels as of that date. We calculated the annual coupons using the methods used to calculate the annual coupons as described in this pricing supplement and based on the actual closing levels of the underliers on the hypothetical observation dates set forth below, as compared to the actual closing levels of the underliers on January 4, 2006.

The table is for illustrative purposes only and the results shown are hypothetical. The dates which were used to calculate the number of underliers with hypothetical closing levels that were greater than or equal to their respective hypothetical initial underlier levels and coupons were chosen at random and these hypothetical historical results may bear little or no relation to the annual coupons you will be paid on your notes.  These figures are estimates only. We cannot give you any assurance that the future performance of the underliers will result in your receiving more than the minimum coupon.  You should speak to your advisor about how to evaluate the underliers and how to evaluate whether an investment in the notes, as opposed to other instruments that may be available to you, is appropriate in your circumstances.

Year	Hypothetical Observation Date	Number of Underliers with Hypothetical Closing Levels that are Greater than or Equal to their respective Hypothetical Initial Underlier Levels	Hypothetical Coupon
1	January 4, 2007	3	6.00%
2	January 4, 2008	3	6.00%
3	January 5, 2009	0	0.25%
4	January 4, 2010	0	0.25%
5	January 4, 2011	2	2.00%
6	January 4, 2012	1	1.00%
7	January 4, 2013	2	2.00%

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin llp, counsel to The Goldman Sachs Group, Inc.  It applies to you only if you hold your notes as a capital asset for tax purposes.  This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a life insurance company;

•                  a tax-exempt organization;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder.  You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Tax Treatment. The tax treatment of your notes is uncertain.  The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments.  This in turn depends, in part, upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. Based on our numerical analysis, we will take the position that it is not reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term. We accordingly will treat your notes as variable rate debt instruments for U.S. federal income tax purposes.

Except as otherwise noted below under “Alternative Treatments”, the discussion below assumes that the notes will be so treated.  Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes.

Our determination that it is not reasonably expected that the return on your notes during the first half of the notes’ term will be significantly greater or less than the return on your notes during the second half of the notes’ term is made solely for U.S. federal income tax purposes, and is not a prediction or guarantee as to whether the return on the notes during the first half of the notes’ term will or will not be significantly greater or less than the return on the notes during the second half of the notes’ term.

You will generally recognize capital gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes.  See the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information.

If you purchase the notes at a discount to the principal amount of the notes, you may be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Market Discount” in the accompanying prospectus. If you purchase the notes at a premium to the principal amount of the notes, you will be subject to the rules governing premium as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus.

Alternative Treatments. If it is determined that it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term, the notes should be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. In addition, you would be required to construct a projected payment schedule for the notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the corresponding projected payment under the notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over the corresponding actual payment under the notes. You would recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. Any gain you recognize upon the sale, exchange, redemption or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

It is also possible that the Internal Revenue Service could determine that the notes should be subject to special rules for notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur.  If your notes are subject to those rules, you would generally be required to include the stated interest on your notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes.  The rules for notes that provide alternative payment schedules if one of such schedules is significantly more likely than not to occur are discussed under “United States Taxation—United States Holders—Original Issue Discount—Debt Securities Subject to Contingencies Including Optional Redemption” in the accompanying prospectus.

You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation —Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

In addition, the Treasury Department has issued proposed regulations under which all or a portion of any amount that you receive upon the maturity of the notes or upon a sale of your notes after December 31, 2013 could be treated as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of amounts paid at maturity, would be collected via withholding.  While significant aspects of the application of these regulations to the notes are uncertain, we may be required to withhold such taxes upon the maturity of the notes if any extraordinary dividends are paid on any of the U.S. stocks that comprise the indices during the term of the notes and such extraordinary dividend triggers an adjustment of the level of any of the indices, or if, as a consequence of the trade date falling between a dividend announcement date and ex-dividend date of any of the U.S. stocks that comprise the indices, a portion of any payment on your notes reflects an amount determined by reference to a dividend.  We could also require you to make certifications prior to maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld.  You should consult your tax advisor concerning the potential application of these regulations to payments you receive on the notes when these regulations are finalized and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act Withholding (FATCA)

A law enacted in 2010 (commonly known as “FATCA”) could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each non-U.S. payee comply with U.S. information reporting, withholding, identification, certification and related requirements.  This withholding tax could also apply to all payments made upon maturity, redemption, or sale of certain notes by a non-compliant payee.  In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution collects and reports (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but have U.S. owners).  Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant.  A chain may work as follows, for example: we make payment on the notes to a paying/fiscal agent.  The payment is transferred next to a clearing system, then to each of the clearing system’s participants, and finally to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account.  Accordingly, if you receive payments through a chain that includes one or more non-U.S payees, such as a non-U.S. bank, broker or clearing system, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with these requirements and is subject to withholding.  This would be the case even if you might not otherwise have been directly subject to withholding.

Some countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA.  While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries.

Current published U.S. Department of the Treasury guidance (which could change in the future) states that if a note is subject to FATCA withholding, the withholding tax described above will apply to interest and other periodic payments on notes made on or after January 1, 2014, and to payments made upon maturity, redemption or sale of certain notes on or after January 1, 2017.  A senior official of the U.S. Department of the Treasury has commented publicly in December 2012 that FATCA withholding will generally not apply to notes that are issued prior to January 1, 2014, although this statement is not yet reflected in published U.S. Treasury guidance.  We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding.  However, the refund application process has not yet been finalized, so even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome.  You should consult your own tax advisors regarding FATCA.  You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described above.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests.  Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are:  transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement.  Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of    % of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $           .  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefore in New York, New York on January 31, 2013, which is expected to be the second scheduled business day following the date of this pricing supplement and of the pricing of the notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Variable Coupon Index-Linked Medium-Term Notes, Series D, due Goldman, Sachs & Co.

	Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
Use of Proceeds	PS-13
Hedging	PS-13
The Underliers	PS-14
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-26
Employee Retirement Income Security Act	PS-30
Supplemental Plan of Distribution	PS-31

General Terms Supplement dated August 24, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-31
Licenses	S-32
S&P 500® Index	S-32
MSCI Indices	S-37
Hang Seng China Enterprises Index	S-44
Russell 2000® Index	S-48
FTSE® 100 Index	S-54
Euro STOXX 50® Index	S-58
TOPIX	S-63
The Dow Jones Industrial AverageSM	S-68
The iShares® MSCI Emerging Markets Index Fund	S-70

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140